

March 30, 2010

Mr. Glenn M. Dobbs
President and Chief Executive Officer
Mines Management, Inc.
905 West Riverside Ave., Suite 311
Spokane, Washington  99201

   **Re: Mines Management Inc**
     **Form 10-K for the Fiscal Year Ended December 31, 2008**
     **Filed March 16, 2009**
     **Schedule 14A Filed April 30, 2009**
     **Response Letter Dated January 21, 2010**
     **Response Letter Dated March 19, 2010**
     **Response Letter Dated March 25, 2010**
     **File No. 001-32074**

Dear Mr. Dobbs:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        W. Bradshaw Skinner
        Senior Assistant Chief
        Accountant